UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number: 001-38655

Farfetch Limited

(Exact name of registrant as specified in its charter)

The Bower

211 Old Street

London EC1V 9NR

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Board Changes

On February 27, 2019, Qiangdong (Richard) Liu tendered his irrevocable resignation to the Board of Directors (the “Board”) of Farfetch Limited (“the Company”) effective immediately. On February 27, 2019, upon recommendation of the Board’s Nominating and Corporate Governance Committee, the Board appointed Dr. Jon Jianwen Liao, Chief Strategy Officer of JD.com, Inc. (“JD.com”), to serve on the Board effectively immediately as the representative of JD.com.

Contemporaneously with the appointment of Dr. Liao to the Board, the Company’s CEO, José Neves, and TGF Participations Limited (of which Mr. Neves is the sole named beneficiary) entered into an amended and restated Commitment Agreement with Kadi Group Holding Limited, a wholly-owned subsidiary of JD.com (the “Restated Commitment Agreement”). The Restated Commitment Agreement maintains the voting rights agreement previously in favor of Mr. Liu and, pursuant to the Restated Commitment Agreement, Mr. Neves agrees to exercise all voting rights held directly or indirectly by him in favor of any shareholder resolution proposing to appoint Dr. Liao or another senior executive of JD.com designated by JD.com (subject to the recommendation of the appointment by the Company’s Nominating and Governance Committee) as a director of the Company and to use all reasonable endeavors to seek commitment from certain other investors to support Dr. Liao or such other senior executive remaining as a director of the Company. This obligation is conditional on JD.com holding no less than 33,658,328 Class A ordinary shares of the Company (representing 16.2% of the Company’s outstanding Class A ordinary shares as of the date of the Form 6-K), subject to appropriate adjustment for any share split, consolidation or similar event.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Farfetch Limited

Date: February 28, 2019	By:	/s/ James L. Maynard
James L. Maynard
General Counsel & SVP Group Legal